



082-03430

TIOMIN RESOURCES INC.

PRESS RELEASE

SUPPL

Tiomin and Jinchuan Group Ltd. Conclude Subscription Agreement

Toronto, Ontario. May 2nd, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) and Jinchuan Group Ltd. ("Jinchuan") of China have entered into a definitive subscription agreement for the private placement previously announced on April 2nd, 2007. The $10.9 million financing of 72,521,134 common shares of the Company at Cdn.$0.15 per share financing remains subject to regulatory and Tiomin shareholder approval.

Mr. Jean-Charles Potvin, Chairman and Chief Executive Officer of Tiomin, commented "Jinchuan and Tiomin are making good progress to advance the relationship between Tiomin and Jinchuan and we remain firmly in favour of this transaction."

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227 or Robert Jackson, President, ext. 230. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

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